ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

04012369

SEC MAIL PROCESSING RECEIVED JAN 21 2004 WASH, D.C.

January 19, 2004

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

SUPPL

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

January 19, 2004 – Monthly Distribution Announcement

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

dw 1/23

ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

January 19, 2004

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

January 19, 2004 – Monthly Distribution Announcement

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

January 19, 2004

Advantage Announces Monthly Distribution of $0.23 per Unit

(TSX: AVN.UN)

Advantage Energy Income Fund is pleased to announce that the cash distribution for the month of January will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 15.5% based on the January 16, 2004 closing price of $17.83 per Unit.

The distribution will be payable on February 17, 2004 to Unitholders of record at the close of business on January 30, 2004. The ex-distribution date is January 28, 2004. The cash distribution is based on 36.8 million Units currently outstanding.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, AlbertaT2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com